SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For December 4, 2002

Commission File Number: 1-14732

National Steel Company
(Translation of registrant’s name into English)

Rua Lauro Müller, 116 - 36° andar
Rio de Janeiro, RJ – Brazil
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

        The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

        This Report contains (a) a press release announcing the proposed transfer of the Company’s thermoelectric co-generation power plant at the Presidente Vargas Steelworks to a new entity and (b) English translations of (1) a fato relevante (“material fact”) relating to such transaction and (2) a notice of a shareholders’ meeting to be held on December 19, 2002 to vote on an appraisal of the plant.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Companhia Siderúrgica Nacional
By:	By: /s/ Otávio de Garcia Lazcano

	Name: Title:	Otávio de Garcia Lazcano Principal Financial Officer

Dated: December 4, 2002

For Further Information, Contact:
Luciana Paulo Ferreira CSN - Investor Relations www.csn.com.br luferreira@csn.com.br +55 21 2586 1442	Isabel Viera Thomson Financial www.thomsonfinancial.com isabel.vieira@tfn.com +1 (212) 701-1823

CSN ANNOUNCES DISPOSAL OF THE THERMOELECTRICAL POWER PLANT IN VOLTA REDONDA

(Rio de Janeiro, Brazil, December 04, 2002) – Companhia Siderúrgica Nacional (CSN) (BOVESPA: CSNA3) (NYSE: SID) announced that pursuant to its strategy of focusing on steel related activities, CSN’s Board of Directors, on December 3, 2002, decided to dispose of its cogeneration thermoelectric power plant, located at the Presidente Vargas Steelworks in Volta Redonda, RJ (“CTE”). Apart from disposing the assets comprising the CTE, CSN will also transfer the rights and obligations contained in the funding contract with the Banco Nacional de Desenvolvimento Econômico Social – BNDES (“BNDES”) and with several financial agents, entered into on 06/25/98 and its subsequent amendments. Such loan was obtained for the construction of the CTE and is secured by a mortgage on Casa de Pedra Mine. On September 30, 2002, the balance of this loan was approximately of US$250 million, due in 2011.

Planconsult Planejamento e Consultoria S/C Ltda. was chosen by the Board to prepare an appraisal of CTE assets, which will be presented to an Extraordinary Shareholders’ Meeting to be held on December 19, 2002. The CTE assets will be contributed to a new energy producing company (“NewCo”). NewCo will assume the CTE liabilities and CSN will receive 99% of the shares of NewCo. These shares will be transferred by CSN to Oliveira Trust Participações Ltda. in exchange for long-term debentures convertible into the shares.

The transaction will include a long-term master contract between CSN and NewCo

(“Master Agreement”), through which, amongst other things (i) NewCo shall supply electric energy, vapor and blown air to CSN; (ii) CSN shall supply utilities and residual gas to NewCo; thus using the gases resulting from the steel works process and ensuring the supply of energy to the Presidente Vargas Steel Mill. The obligations contained in the Master Agreement, together with the mortgage on the Casa de Pedra Mine, will secure the debt owing to BNDES and several other financial institutions.

Benjamin Steinbruch, Chairman of the Board and CEO of CSN made the following comment on the sale: “We have been announcing to the market, since September 2001, the Company’s intention to sell its stakes in the energy segment and to focus on steel activities. The operation that we’ve just approved is the first step towards this goal while preserving the reliability of our SteelWorks energy and vapor supply. It’s an operation that favors CSN while keeping creditors’ guarantees.”

The proposed transaction is subject to the satisfaction of closing conditions, including the approval of the appraisal at the Extraordinary Shareholders’ Meeting. The transaction is expected to be effected as of December 31, 2002 and to result in the realization of a portion of the revaluation reserve under Brazilian Corporate Law. The transaction will not have such an impact on CSN’s USGAAP Financial Statements.

Companhia Siderúrgica Nacional, located in the state of Rio de Janeiro, Brazil, is a steel complex integrated by investments in infrastructure and logistics, that combines in its operation captive mines, an integrated steel mill, service centers, ports and railways. With a total annual production capacity of 5,400,000 tonnes of crude steel and gross revenues of R$4.0 billion reported in 2001, CSN is also the only tin-plate producer in Brazil and one of the five largest tin-plate producers worldwide.

The completion of the transaction herein described and its affect on CSN are forward-looking statements. Actual results, performance or events may differ materially from those expressed or implied in such statements, because of factors such as changes in laws and regulations, shareholders’ approval on the appraisal report and satisfaction of the closing conditions.

MATERIAL FACT

COMPANHIA SIDERÚRGICA NACIONAL, a corporation, with head office at Rua Lauro Müller, nº 116, 36th floor and suite 3702, in the City of Rio de Janeiro/RJ, enrolled with the National Roll of Juridical Persons under nº 33.042.730/0001-04 (“CSN”), hereby informs that pursuant to its strategy, CSN’s Board of Directors (“B.D.”) decided to dispose of its electric energy and vapor cogeneration thermal plant, with a 238MW capacity, located in the Municipality of Volta Redonda, RJ (“CTE-II”). Apart from disposing of the assets comprising the CTE-II, CSN shall also transfer the rights and obligations contained in the Funding Contract following the Credit Opening nº 98.2.292.3.1, with the Banco Nacional de Desenvolvimento Econômico Social – BNDES (“BNDES”) and nº 021/98, with several financial agents, entered into on 06/25/98 and its subsequent amendments, such loan obtained for the construction of the CTE-II, ensured by the mortgage of the Casa de Pedra Mine.

The B.D. appointed Planconsult Planejamento e Consultoria S/C Ltda. to prepare an appraisal report of CTE-II’s assets, which will be subject to the shareholders’ approval in a CSN’s Special Shareholders’ Meeting called to be held on December 19, 2002. Such appraised assets and the liabilities shall be used in the subscription and paying in of 99% of the shares representing the capital of an independent energy producing company (“NewCo”). These shares shall be disposed by CSN to Oliveira Trust Participações Ltda. following the receipt of debentures convertible into the shares.

This CTE-II disposal shall include the execution of a master contract between CSN and NewCo, for a 10 year period, through which, amongst other things (i) NewCo shall supply electric energy, vapor and blown air to CSN; (ii) CSN shall supply utilities and residual gas to NewCo; thus using the gases resulting from the steel works process and ensuring the supply of energy to the Presidente Vargas Plant (“Master Agreement”). The obligations contained in the Master Agreement, ensured by the mortgage of the Casa de Pedra Mine, shall secure the debt with the BNDES and several financial agents.

The operation hereby proposed is subject to a series of closing conditions and shall lead the realization of the revaluation reserve of CTE-II, subject of the CSN’s Special Shareholders’ Meeting deliberation called to be held on December 19, 2002. The effects of this operation, if any, over the 2002 results shall be reflected over the 2002 financial statements.

Rio de Janeiro, 03rd December 2002.

Antonio Mary Ulrich

Investors Relationship Executive Officer

NOTICE OF MEETING

SPECIAL SHAREHOLDERS’ MEETING

The Shareholders of COMPANHIA SIDERÚRGICA NACIONAL are hereby informed of the Special Shareholders’ Meeting to be held on 19th December 2002, at 10 a.m., at the head office located at Rua Lauro Müller, nº 116, 36th floor, so as to deliberate over the following Agenda:

(i)

Ratify the Company’s Management decision to appoint the company Planconsult Planejamento e Consultoria S/C Ltda. to prepare with the appraisal of the assets related to the Central Termelétrica II, an electric energy and vapor cogeneration thermal power plant, with a 238MW capacity, located in the Municipality of Volta Redonda, RJ;

Consider and approve the appraisal report elaborated by the aforesaid company.

We request the Shareholders whose shares are under custody, to present the documents foreseen in item IV of art. 126 of Law nº 6.404/76, as well as the documents required to be presented by Attorneys, pursuant to provisions contained in paragraph 1 of this same article.

Rio de Janeiro, 3rd December 2002.

Benjamin Steinbruch
Chairman of the Board of Directors